

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2024

Cong Shi
Director
Helport AI Limited
9 Temasek Boulevard #07-00, Suntec Tower Two
Singapore 038989

      **Re:  Helport AI Limited**
          **Amendment No. 2 to Registration Statement on Form F-4**
          **Filed May 24, 2024**
          **File No. 333-276940**

Dear Cong Shi:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 19, 2024 letter.

Amendment No. 2 to Registration Statement on Form F-4 filed May 24, 2024

Risk Factors
Tristar's management has substantial doubt about their ability to continue as a going concern..., page 70

1.    We note your revised disclosures in response to prior comment 1. We further note that Tristar's auditors continue to include a going-concern paragraph in their opinion. Therefore, please revise to include a reference to Tristar's independent registered public accounting firm in the header to this risk factor and as well as in the summary of risk factors on page 53.

Unaudited Pro Forma Condensed Combined Financial Statements
Unaudited Pro Forma Combined Balance Sheet Adjustments, page 154

2.      We note you present certain financings after the most recent pro forma balance sheet date in column C without a detailed explanation of each transaction while other financing are presented in the Pro Forma Adjustment column under Scenario I. For example, column C includes Tristar promissory notes made after March 31, 2024 while the Pro Forma Adjustment column includes other promissory notes made between January 1, 2024 and the date of this filing. In addition, column C assumes the receipt of $15.0 million in cash for the PIPE Subscription, when receipt of such funds is contingent on the closing of the Business Combination. In an effort to avoid further confusion with your pro forma financial statements, please revise to remove column C and incorporate any subsequent financings into the Pro Forma Adjustments column. Also, ensure you include detailed notes regarding the substance of each pro forma adjustment, including when you intend to receive the proceeds from the PIPE transaction.

3.      Please revise to include a discussion of the available lines of credit entered into with Hades Capital Limited and Stony Holdings Limited and include pro forma adjustments, as necessary, for any amounts drawn down from such lines of credit since the most recent pro forma balance sheet date. In addition, revise your MD&A discussion on page 173 and throughout your financial statement footnotes where you discuss the Lock-Up Agreements, to clarify, as you have elsewhere in the filing, that you have entered into lines of credit with Hades Capital and Stony Holdings such that they are subject to early release of the Lock-Up Agreement.

Unaudited Pro Forma Combined Statement of Operations, page 156

4.      We note that as part of the Sponsor Handover, each of the former directors transferred a total of 115,500 Founder Shares to Mr. Hao. We further note that vesting of such shares is contingent on Mr. Hao being a director at the time you consummate a business combination and because this performance condition was not probable of occurring at the time of transfer, Tristar Acquisition has not yet recorded any compensation expense related to such shares. As it appears vesting of such shares will occur upon consummation of the merger with Helport AI, please revise to reflect the related share-based compensation in your pro forma statement of operations or explain.

Helport Limited - Notes to Unaudited Condensed Combined Financial Statements
Note 10. Subsequent Events, page F-30

5.      You disclose that you evaluated subsequent events through the date of issuance of the unaudited condensed combined financial statements. Please revise to also disclose the actual date through which subsequent events were evaluated. Refer to ASC 855-10-50-1(a).

Tristar Acquisition I Corp - Financial Statements, page F-58

6.      We note that Tristar Acquisition amended their September 30, 2023 Form 10-Q to correct various errors in the previously provided financial statements including the accounting for the Prior Sponsor's forgiveness of service administrative fees. However, we note the forgiveness of such fees were originally reflected in the June 30, 2023 Form 10-Q. Please explain why you did not amend the June 30, 2023 Form 10-Q or revise such financial statements and the related Item 4.02 Form 8-K disclosures accordingly.

     Please contact Dave Edgar at 202-551-3459 or Kathleen Collins at 202-551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Matthew Derby at 202-551-3334 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:    Ying Li